SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BigBand Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

089750509
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Robert E. Horton
Senior Vice President and General Counsel
BigBand Networks, Inc.
475 Broadway Street
Redwood City, California 94063
650-995-5000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
J. Robert Suffoletta
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing contains only preliminary communications made before the commencement of an anticipated one-time stock option exchange program (the “Option Exchange Program”) to allow employees of BigBand Networks, Inc. (the “Company”) that hold eligible options to purchase shares of the Company’s common stock (the stock options eligible for the Option Exchange Program, “eligible options”) to exchange such eligible options for a lesser number of restricted stock units.
Exhibit 99.1 to this filing is the Company’s Definitive Proxy Statement for the Special Meeting of Stockholders scheduled for October 18, 2010 (the “Definitive Proxy Statement”), which contains a proposal that will be submitted to the Company’s stockholders to approve the Option Exchange Program.
The Definitive Proxy Statement does not constitute an offer to holders of eligible options to exchange such options. The Option Exchange Program described in the Definitive Proxy Statement has not yet commenced. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program. The Company will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. Eligible holders of the Company’s options may obtain a written copy of the tender offer documents free of charge, when available, by contacting Investor Relations at BigBand Networks, Inc., 475 Broadway Street, Redwood City, California 94063.
Item 12. Exhibits.

Exhibit
Number	Description

99.1	Definitive Proxy Statement for the Special Meeting of Stockholders scheduled for October 18, 2010 (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 20, 2010).